NORTEK, INC.
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

June 30, 2011

Mr. J. David Smith
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

Re: Interim Chief Executive Officer Agreement

Dear David:

On behalf of Nortek, Inc., a Delaware corporation (the "Company"), I am pleased to offer you the position of Interim Chief Executive Officer of the Company on the terms and conditions set forth in this letter agreement (this "Agreement"). You have agreed to accept this role while we engage in a search for a permanent Chief Executive Officer. You may accept this Agreement by signing and returning a copy of this Agreement to the Company as provided below.

1. Term of Employment. Your employment under this Agreement will commence as of July 1, 2011 (the "Start Date") and will continue until the earliest to occur of: (i) the date on which a permanent Chief Executive Officer commences employment with the Company, (ii) the date which is six months from the Start Date, and (iii) your resignation from this position or the termination of your employment by the Company (each of the foregoing, the "Separation Date"). Your employment is terminable by you or the Company at any time (for any reason or for no reason) in accordance with Section 6 of this Agreement.

2. Position and Duties.

(a) General. During the term of your employment under this Agreement, you will serve as Interim Chief Executive Officer of the Company. Your duties and authority as Interim Chief Executive Officer will be prescribed by the Board of Directors of the Company (the "Board") and will be commensurate with those of a chief executive officer of a public company of comparable size and with a similar business as the Company. During the term of your employment under this Agreement, you will report directly to the Board and will devote such time as is necessary to the business of the Company and its Affiliates (as hereinafter defined) in order to fulfill the expectations of the Board as provided above; provided, that it will not be a violation of this Agreement for you to (i) manage your personal investments and business affairs, or to engage in or serve such civic, community, charitable, educational, or religious organizations as you may reasonably select or (ii) continue to serve as in the capacities in which you currently serve as follows: chairman of the board of directors of Siamons International, Inc., and a member of its audit and compensation committees; member of the board of directors of Houghton International, Inc., and a member of its audit committee; and member of the board of directors of Commercial Metals Company, chairman of its compensation committee, and a member of its audit and nominating/governance committees; in each case so long as such activities do not materially interfere with the performance of your duties hereunder.

(b)   Continued Board Membership; Resignation from Compensation Committee. During the term of your employment under this Agreement, you will continue to serve as a member of the Board; provided (i) your retainer for your membership on the Board for 2011 will be paid to you on a prorated basis by multiplying such retainer by a fraction, the numerator of which is the number of days in 2011 on which you serve as a director and are not employed under this Agreement and the denominator of which is 365, and (ii) you will not be entitled to receive fees for attending any Board meetings during your period of employment under this Agreement. Effective on the Start Date, you hereby resign from your membership on the Compensation Committee of the Board.

3.   Withholding. The Company will be entitled to withhold from any amounts payable under this Agreement any federal, state, or local withholding or other taxes, deductions or charges which the Company is required to withhold.

4.   Compensation and Benefits. In consideration for your services to the Company under this Agreement, you will receive the following compensation and benefits from the Company during your term of employment:

(a)   Salary. Until the Separation Date, the Company will pay you a salary at the monthly rate of $105,000, to be paid in accordance with the Company's regular payroll practices.

(b)   Performance Bonus. For 2011, you will have an opportunity to earn an annual incentive bonus (for clarity, on a prorated basis, based on the number of days you are actually employed by the Company during 2011). The amount of the annual bonus payable will be based upon the achievement of such goals and operating metrics to be mutually agreed by the Company and you. Any annual incentive bonus to which you are entitled under this Agreement will be paid in a cash lump-sum within 30 days following the close of the Company's books and completion of the Company's annual audit by its external accountants for 2011 but in any event will not be paid later than March 15, 2012. Notwithstanding the foregoing, if your employment is terminated due to your voluntary resignation (other than at the request of the Board), you will automatically forfeit your right to receive the bonus on the date of such termination unless the Board otherwise agrees.

(c)   Benefits. During your employment with the Company, you will be eligible to participate in the Company's employee benefit plans, policies and arrangements as may now or hereafter be adopted by the Company, in accordance with the terms of such plans, policies and arrangements, and on the same basis as other members of the senior management team.

(d)   Expenses. The Company will reimburse you for business expenses that are reasonable and necessary for you to perform, and were incurred by you in the course of the performance of, your duties pursuant to this Agreement and in accordance with the Company's expense reimbursement policies. In addition, the Company will reimburse you for your reasonable expenses for accommodations in Providence, Rhode Island, air travel expenses for commuting to and from your principal residence and Providence, Rhode Island, and a rental car, in each case during the period of your employment under this Agreement.

(e)   Indemnification; D&O Coverage. The Company, and its successors and/or assigns, will indemnify and defend you to the fullest extent provided by the By-Laws and Certificate of Incorporation of the Company with respect to any claims that may be brought against you arising out of any action taken or not taken in your capacity as an officer or director of the Company or any other entity which, from time to time, is a direct or indirect subsidiary or affiliate of the Company, (hereinafter referred to collectively as the "Affiliates," and individually as an "Affiliate").

5.   Covenants. By accepting the terms of this Agreement, you hereby agree to the following covenants (in addition to any obligations you may have by law):

(a)   Noncompetition. During your employment with the Company (the "Restricted Period"), you will not, within any jurisdiction in which the Company or any Affiliate is doing or is qualified to do business, directly or indirectly, own, manage, operate, control, be employed by or participate in the ownership, management, operation or control of, or be connected in any manner with, any business which is in competition with the business of the Company or any Affiliate (including, without limitation, any business in which the Company or any Affiliate has specific plans to conduct in the future and as to which you were aware of such planning at or prior to the Separation Date); provided that your ownership of securities of two percent (2%) or less of any class of securities of a public company will not, by itself, be considered to be competition with the Company or any Affiliate.

(b)   Nonsolicitation. During your employment with the Company and during the six-month period following the Separation Date, you will not, directly or indirectly, (i) hire or employ, solicit for employment or otherwise contract for the services of any individual who is or was an employee or consultant of the Company or any Affiliate; (ii) otherwise induce or attempt to induce any employee or consultant of the Company or an Affiliate to leave the employ or service of the Company or such Affiliate, or in any way interfere with the relationship between the Company or any Affiliate and any employee or consultant respectively thereof; or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company or any Affiliate to cease doing business with the Company or such Affiliate, or interfere in any way with the relationship between any such customer, supplier, licensee or business relation and the Company or any Affiliate.

(c)   Nondisclosure; Inventions. During your employment with the Company and at all times thereafter, (i) you will not divulge, transmit or otherwise disclose (except as legally compelled by court order, and then only to the extent required, after prompt notice to the Board of any such order), directly or indirectly, other than in the regular and proper course of business of the Company and the Affiliates, any customer lists, trade secrets or other confidential knowledge or information with respect to the operations or finances of the Company or any Affiliates or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company or the Affiliates, including, without limitation, any know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals concerning the past, current or future business, activities and operations of the Company and the Affiliates (all of the foregoing collectively hereinafter referred to as "Confidential Information"), and (ii) you will not use, directly or indirectly, any Confidential Information for the benefit of anyone other than the Company and the Affiliates; provided, that you have no obligation, express or implied, to refrain from using or disclosing to others any such knowledge or information which is or hereafter will become available to the general public other than through disclosure by you. All Confidential Information, new processes, techniques, know-how, methods, inventions, plans, products, patents and devices developed, made or invented by you, alone or with others, while an employee of the Company which are related to the business of the Company and the Affiliates will be and become the sole property of the Company, unless released in writing by the Board, and you hereby assign any and all rights therein or thereto to the Company.

(d)   Specific Performance. In the event of a breach or threatened breach of any provision of this Section 5, in addition to any remedies at law, either party hereto will be entitled to seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

6.   Termination; No Termination Payments. Your employment hereunder may be terminated by you at any time for any or no reason upon no less than thirty (30) days prior written notice to the Board. Your employment hereunder may be terminated by the Company at any time for any or no reason. You and the Company agree that there will be no termination, severance or similar payments payable under this Agreement for any termination of your employment.

7.   Miscellaneous.

(a)   Entire Agreement. This Agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the terms and conditions of your employment as Interim Chief Executive Officer. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations and any other written or oral statements concerning your rights to any compensation, equity or benefits from the Company, its predecessors or successors in interest.

(b)   Amendments. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company.

(c)   Counterparts. This Agreement may be signed in counterparts and the counterparts taken together will constitute one agreement.

(d)   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule. Each party hereto expressly waives the right to a trial by jury in any lawsuit or proceeding relating to or arising in any way from this Agreement or the matters contemplated hereby.

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If this Agreement is acceptable to you, please sign below and return the original, fully executed Agreement to the Company.

Sincerely,

/s/ Jeffrey C. Bloomberg
Jeffrey C. Bloomberg
Lead Director

ACCEPTED AND AGREED:

/s/J. David Smith
J. David Smith